SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)

                    Hallwood Realty Partners, L.P.
                        (Name of Issuer)

             Units Representing Limited Partnership Interests
                   (Title of class of securities)

                            40636T5
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000

   (Name, address and telephone number of person authorized to receive notices and communications)

                           June 25, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 4063T5                                 Page 2 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            247,994

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          247,994
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    247,994

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    14.82%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                       Page 3 of 4 Pages

     This Amendment No. 9 amends and supplements the Statement on Schedule
13D (the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham").
     Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.
                             *   *   *


Item 4 is hereby amended to add the following information:

Item 4. Purpose of Transaction

      On February 26, 1997, Gotham filed a Complaint for Inspection of Partnership Records against the Partnership and the general partner of the Partnership in an action entitled Gotham Partners, L.P. v. Hallwood Realty Partners, L.P. and Hallwood Realty Corporation, in Civil Action No. 15578, in the Court of Chancery of the State of Delaware in and for New Castle County (Action No. 1). The complaint seeks access to Partnership records pursuant to Section 17-305 of the Delaware Revised Uniform Limited Partnership Act, Section 11.01(b) of the Amended and Restated Agreement of Limited Partnership of the Partnership and otherwise in accordance with applicable law. Gotham had previously sought such access to Partnership books and records by a demand letter as described in Amendment No. 6 to the
Schedule 13D filed on January 27, 1997. The Partnership would not make such documents available without imposing unreasonable conditions on such access. Accordingly, Gotham has commenced the above-described action.

	On June 20, 1997, Gotham filed an action entitled Gotham Partners, L.P.
v. Hallwood Realty Partners, L.P., Hallwood Realty Corporation, The Hallwood Group Incorporated, Anthony J. Gumbiner, Brian M. Troup, William L. Guzzetti, Alan G. Crisp, William F. Forsyth, Edward T. Story, and Udo H. Walther, in the Court of Chancery of the State of Delaware in and for New Castle County (Action No. 2). A copy of the complaint in said action is attached to Gothams 13D Amendment No. 8. In the new action, Gotham alleges, among other things, that the General Partner and its principals and affiliates have engaged in a pattern of waste and self-dealing intended to entrench the General Partner; to consolidate its control over the Partnership; to dilute the interests of other limited partners; to acquire limited partnership Units at unfairly low prices which were substantially below the net asset value per Unit of the Partnerships properties; to appropriate to the General Partner and its affiliates the net asset value of the Partnership and its assets; and to secure for themselves a future stream of excessive management fees. Among other things, Gotham alleges that the subject transactions were undertaken in violation of the partnership agreement and the fiduciary duties reflected therein. By way of relief, among other things, Gotham seeks to set aside the transactions through which the General Partner and its affiliates purchased limited partnership Units from the Partnership at unfairly low prices, and Gotham will seek to remove the General Partner due to its pattern of conduct.

	On June 25, 1997, Gotham filed a motion to amend its complaint in Action No. 1 to join claims of breaches of the partnership agreement and breaches of fiduciary duty by the original defendants in Action No. 1 and to join as additional defendants on those claims The Hallwood Group Incorporated, Anthony J. Gumbiner, Brian M. Troup, William L. Guzzetti, Alan G. Crisp,
William F. Forsyth, Edward T. Story, and Udo H. Walther, all of whom are also named as defendants in Action No. 2. The new claims asserted in the proposed amended complaint in Action No. 1 are substantially similar to those asserted in the complaint in Action No. 2. Gotham seeks in its proposed amended complaint in Action No. 1 relief similar to that sought in Action No. 2, including rescission of unfair, self-dealing transactions between the Partnership and the General Partner and its affiliates and removal of the General Partner due to its pattern of misconduct. A copy of the complaint in Action No. 2 is attached hereto.

                                                       Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 1997

                         GOTHAM PARTNERS, L.P.

                         By: Section H Partners, L.P.
                             its general partner


                         By: Karenina Corp.,
                             a general partner of Section H
                             Partners, L.P.

                            By:/s/ William A. Ackman
                                ----------------------
                                William A. Ackman
                                President

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
	IN AND FOR NEW CASTLE COUNTY
-----------------------------------X
GOTHAM PARTNERS, L.P.,			:
							:
				Plaintiff,	:
							:
		- against -			:
							:  Civil Action No. 15578NC
HALLWOOD REALTY PARTNERS, L.P.,	:
HALLWOOD REALTY CORPORATION,		:
THE HALLWOOD GROUP INCORPORATED,   :
ANTHONY J. GUMBINER,               :
BRIAN M. TROUP, WILLIAM L.         :
GUZZETTI, ALAN G. CRISP, WILLIAM   :
F. FORSYTH, EDWARD T. STORY, and   :
UDO H. WALTHER,                    :
                                   :
			Defendants.	     :
-----------------------------------X


FIRST AMENDED AND SUPPLEMENTAL COMPLAINT
 FOR INSPECTION OF PARTNERSHIP RECORDS
AND TO RECOVER FOR BREACHES OF FIDUCIARY DUTY
     AND BREACHES OF PARTNERSHIP AGREEMENT

		Plaintiff, Gotham Partners, L.P., by its attorneys, Morris, James, Hitchens & Williams, for its Complaint against the above-referenced Defendants, alleges as follows:

	The Parties and Jurisdiction

		1.	Plaintiff Gotham Partners, L.P. ("Gotham") is a limited partnership organized and existing under the laws of the State of New York.

		2.	Defendant Hallwood Realty Partners, L.P. (the "Partnership") is a
limited partnership organized and existing under the laws of the State of
Delaware.  Its registered agent in the State of Delaware for receipt of service of process is The Corporation Trust Company, 1209 Orange Street, Wilmington,
Delaware 19801.

		3.	Upon information and belief, Defendant Hallwood Realty Corporation
(the "General Partner") is a corporation organized and existing under the laws of the State of Delaware and is the general partner of the Partnership.
Its registered agent in the State of Delaware for receipt of service of process is The Corporation Trust Company, Corporation Trust Center, 1209
Orange Street, Wilmington, Delaware 19801.

		4.	Upon information and belief, The Hallwood Group Incorporated ("HGI") is a corporation organized and existing under the laws of the State of Delaware and owns 100% of the shares of the General Partner.  Its registered agent in the State of Delaware for receipt of service of process is The Corporation
Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington,
Delaware 19801.

		5.	Upon information and belief, Anthony J. Gumbiner ("Gumbiner") is and at all relevant times was Chairman of the Board and a Director of the General
Partner, and he serves and at all times relevant hereto has served as
Chairman of the Board and Chief Executive Officer of HGI.

		6.	Upon information and belief, Brian M. Troup ("Troup") is and at all times relevant hereto was a Director of the General Partner, and he serves and at all times relevant hereto has served as President and Chief Operating
Officer of HGI.

		7.	Upon information and belief, William Guzzetti ("Guzzetti") was President and Director of the General Partner at all times relevant hereto, and he serves and at all times relevant hereto has served as Executive Vice-
President of HGI.

		8.	Upon information and belief, Alan C. Crisp ("Crisp") is and at all times relevant hereto was a Director of the General Partner.

		9.	Upon information and belief, William F. Forsyth ("Forsyth") is and at all times relevant hereto was a Director of the General Partner.

		10.	Upon information and belief, Edward T. Story ("Story") is and at all times relevant hereto was a Director of the General Partner.

		11.	Upon information and belief, Udo H. Walther ("Walther") is and at all times relevant hereto was a Director of the General Partner.

		12.	Upon information and belief, the Partnership was organized in January
1990 and is engaged in diversified real estate activities, including the acquisition, ownership, operation and management of commercial office buildings and industrial real estate and other real-estate-related assets.

		13.	Units of limited partnership interest of the Partnership ("Units") are publicly traded on the American Stock Exchange in New York.

		14.	Upon information and belief, the Partnership is governed by an Amended and Restated Agreement of Limited Partnership, dated as of June 7, 1990 (the
"Partnership Agreement").  A true and correct copy of the Partnership
Agreement is appended hereto as Exhibit A.

		15.	Gotham is a Limited Partner of the Partnership.

		16.	The Court has jurisdiction over the matters complained of herein pursuant to 6 Del. C.  17-111, 17-305(e) and 17-1001.

	Nature of the Action

		17.	Plaintiff brings this action on its own behalf and derivatively on behalf of the Defendant Partnership to redress a pattern of waste and self-
dealing engaged in by the General Partner, to obtain access to books and records of the Partnership and to obtain a list of Limited Partners.

		18.	Among other things, the General Partner has caused the Partnership to enter into a series of transactions designed to entrench the General Partner;
to consolidate its control over the Partnership; to dilute the interests of the other Limited Partners in the Partnership; to acquire limited partnership
Units at unfairly low prices which were substantially below Net Asset Value per Unit; to appropriate to the General Partner and its affiliates the difference between the depressed market value of the Partnership Units and their much higher Net Asset Value per Unit; and to secure for themselves a future stream of excessive management fees.

		19.	The phrase Net Asset Value means the fair market of the
Partnerships assets minus its liabilities. The phrase Net Asset Value per Unit means the Net Asset Value divided by the actual number of Units outstanding at the time of the calculation.

		20.	By this Complaint, Plaintiff seeks, inter alia, an order
(a) directing the Partnership and the General Partner to provide access to Partnership books and records, (b) setting aside the self-dealing transactions alleged herein, (c) requiring the General Partner and/or HGI to return the Units wrongfully purchased from the Partnership and (d) removing the General Partner due to its pattern of conduct in breach of its contractual and fiduciary duties.

		21.	Defendants actions have caused injuries to Plaintiffs and
other limited partners which cannot be completely and adequately relieved through compensatory damage. Such injuries which cannot be adequately compensated through money damages include the General Partners taking control of the Partnership through improper means and its appropriating to itself through a series of unfair transactions the value of a unique portfolio of real estate assets.

	Background

		22.	Upon information and belief, as of December 31, 1994, the
General Partner held 5.15% of the limited partnership Units of the Partnership.

		23.	Upon information and belief, according to the Partnerships
10Ks, for the calendar years 1994, 1995 and 1996, respectively, the General Partner and its affiliates took approximately $4.908 million, $5.688 million and $5.17 million in various fees from the Partnership. In addition, the General Partner receives reimbursement of expenses.

		24.	Upon information and belief, these fees are in excess of what the Partnership would pay if it were dealing at arms length with a third-party manager.

		25.	Due to the substantial fees and reimbursements paid to the
General Partner and its affiliates, there exists a conflict of interest between the General Partner, on the one hand, and the Partnership and the Limited Partners, on the other. This conflict can be managed and resolved only if the Limited Partners have a realistic chance of removing the General Partner through appropriate means.

  26. Upon information and belief, with only 5.15% of the Units, the General Partner was at risk of being removed as general partner, which under the Partnership Agreement could be accomplished by a two-thirds vote of the Limited Partners.

		27.	Upon information and belief, the market for the Partnerships
Units is and at all times relevant hereto has been highly illiquid, and the prices of Units in the public markets have been far less than their Net Asset
Value per Unit.

		28.	Upon information and belief, the General Partner, being at
all times well aware of the true Net Asset Value per Unit, wished to acquire a substantial percentage of additional Units at less than their Net Asset Value, but was impeded in doing so because of the Units illiquidity in the public markets.

		29.	Upon information and belief, acquiring a substantial
percentage of outstanding Units at less than Net Asset Value would serve the General Partners financial interests, among other things, by allowing it to reap unfair profits at the expense of other Limited Partners and by consolidating its control over the position of general partner and allowing it to perpetuate its receipt of fees and reimbursements.

		30.	To accomplish its purposes, the General Partner had to
circumvent provisions of the Partnership Agreement which are intended to protect limited partners from self-interested transactions between the Partnership and the General Partner or its affiliates, and the General Partner had to circumvent securities laws which are intended to protect public securities holders in their dealings with insiders.

		31.	Section 7.05 of the Partnership Agreement provides that the
Partnership may enter into transactions with the General Partner or its affiliates only if the terms of any such transaction are substantially equivalent to terms obtainable by the Partnership from a comparable unaffiliated third party. Section 7.05 states:
 		Transactions with the General Partner or Affiliates.  The
Partnership is expressly permitted to enter into transactions with the General Partner or any Affiliate thereof provided that the terms of any such transaction are substantially equivalent to terms obtainable by the Partnership from a comparable unaffiliated third party.  [emphasis added]

		32.	Section 7.10 of the Partnership Agreement requires that an
"Audit Committee" of the General Partner review and approve any and all transactions between the Partnership and the General Partner or any of its affiliates. The Audit Committee is required to engage in informed and reasoned decision-making. Section 7.10 provides, in pertinent part:
		The General Partner shall form an Audit Committee (the Audit Committee) to be comprised of two members of the board of directors of the General Partner who are not affiliated with the General Partner or its Affiliates except by reason of such directorship. The functions of the Audit Committee shall be to review and approve (i) the expense reimbursements and compensation paid by the Partnership to the General Partner or any of its affiliates and (ii) transactions between the Partnership and the General Partner and any of its Affiliates.

		33.	As described below, the General Partner and its affiliates
have engaged in a pattern of conduct specifically designed to circumvent the Limited Partners protections under the Partnership Agreement and under the securities laws.

Defendants Scheme to Take Control of the Partnership and to Acquire Units at Far Below Net Asset Value

		34.	Beginning at least in early 1995, the General Partner caused the Partnership to engage in a series of transactions for which there was no legitimate business purpose and which were undertaken for the purpose of acquiring for the General Partner and/or its parent, HGI, a controlling block of Units at a price substantially below their Net Asset Value per Unit, in blatant disregard for the interests of the Partnership and the Limited Partners and in circumvention of the applicable securities laws.

		35.	The transactions complained of herein had the effect of
increasing the direct holdings of outstanding Units by the General Partner and/or HGI from 5.15% at the end of 1994 to 24.7% today. Together with options held by the General Partner or its affiliates, totaling 4.7% of outstanding Units, the General Partner and its affiliates control 29.4% of the Units and have effective control of the Partnership.

		36.	In causing the Partnership to enter into the transactions
complained of herein, the General Partner acted in bad faith and in knowing breach of its fiduciary and contractual duties.

The Grant Of Options

		37.	On or about February 25, 1995, the General Partner caused the
Partnership to adopt a Unit Option Plan.  Upon information and belief, since
February, 1995, a "Special Committee" of the Board of Directors of the General
Partner has granted options to purchase approximately 78,100 Units at a price of $11.875 to Anthony Gumbiner, Brian M. Troup and William L. Guzzetti, all of
whom are senior officers of HGI and directors of the General Partner, which
Units represent approximately 4.7% of the Units.

		38.	Upon information and belief, the "Special Committee" which
purportedly approved the options did not obtain advice from independent financial or other analysts concerning the Net Asset Value of the Units for an appropriate exercise price for the options and consequently failed to make an informed and reasoned decision concerning the issuance of the options.

The Reverse Split in March 1995;
The General Partner Purchases 30,000 Units at Unfair Prices

		39.	On or about March 3, 1995, the General Partner caused the
Partnership to effect a one-for-five reverse split of Units (the "Reverse Split"), reducing the number of outstanding Units from 8,662,298 to 1,732,459.

		40.	Upon information and belief, there was no legitimate business purpose for the Reverse Split because the stated purposes were not the real purposes.

		41.	Upon information and belief, the General Partner caused the
Partnership to effect the Reverse Split in order needlessly to create fractional units and odd-lot holdings (i.e., holdings of fewer than 100
Units).

		42.	Upon information and belief, the General Partner caused the
Partnership to effectuate the reverse split so that the Partnership would have an excuse to acquire the fractional units and the odd lots, and then turn them over to the General Partner and its affiliate.

		43.	Upon information and belief, about 30,000 fractional Units
were created by the Reverse Split (Fractional Units).

		44.	Upon information and belief, rather than issue new
certificates for the fractional Units created by the reverse split, which together totaled 30,000 Units, the Partnership paid cash for them and immediately sold those Units to the General Partner at the Partnerships cost of approximately $11.88 (the "Fractional Unit Resale"). Upon information and belief, the price of $11.88 did not include reimbursement of the Partnerships transaction costs in connection with the Reverse Split and the Fractional Unit Resale.

		45.	Upon information and belief, in public filings the General
Partner and HGI stated that this sale was effected "in order to facilitate the Partnership's acquisition" of the Fractional Units.

		46.	Upon information and belief, in fact, the Partnership did not need to sell units to the General Partner in order to raise cash to purchase the Fractional Units.

		47.	Upon information and belief, the Partnership had ample
resources to purchase the Fractional Units itself or to resell them on more advantageous terms than the terms on which it resold them to the General Partner. Upon information and belief, among other things, the Partnership had working capital in excess of $7 million as of December 31, 1994 and still had sufficient working capital in or about March 1995 to pay the $360,000 needed to purchase the Fractional Units; it had ample unencumbered real estate assets which could have been pledged in order to obtain inexpensive financing, if needed; and if working capital or additional borrowings were insufficient, the Partnership could have obtained substantially higher prices for the Units from arms length sales to third parties.

		48.	Upon information and belief, as the General Partner was well aware, the price it paid for the Fractional Units was substantially below their
Net Asset Value per Unit.  Further, in light of the fact that the Units are thinly traded and it is difficult to obtain sizable blocks of the Units on the open market, the block of 30,000 Units sold by the Partnership should have commanded a premium over the value of individual Units.

		49.	Upon information and belief, in causing the Partnership to
enter into the Fractional Unit Resale, the General Partner made no effort to ascertain the price which a comparable unaffiliated third party would pay for the Units, in violation of section 7.05 of the Partnership Agreement and other applicable laws and duties. In fact, the price at which the Units were sold to the General Partner and/or HGI was substantially less than a comparable unaffiliated third party would have paid.

		50.	Upon information and belief, in violation of section 7.10 of the Partnership Agreement and other applicable laws and duties, neither the
Audit Committee nor anyone else on behalf of the General Partner sought or obtained the advice of independent financial or other advisors in evaluating the Fractional Unit Resale, or otherwise independently reviewed this substantial transaction between the Partnership and the General Partner.

		51.	By causing the Partnership to sell Units to the General
Partner and/or HGI at the same price at which the Partnership had acquired the Fractional Units, the General Partner deprived the Partnership of the opportunity to resell such units to a third party at a higher price or to retire the Units, thereby increasing the Net Asset Value per Unit of all Units, either of which would have benefitted all Limited Partners.

		52.	As a result of the Fractional Unit Resale, as of mid-March
1995, the General Partner held 6.88% of the Partnerships outstanding Units (119,269 out of 1,732,459).


The Odd-Lot Repurchase in June-July 1995;
The General Partner Purchases 293,539 Units at Unfair Prices

		53.	In June 1995, the General Partner caused the Partnership to
commence what it called a commission-free offer to purchase Units held by holders of less than 100 Units (so-called "odd lots") (the "Odd-lot Tender
Offer").  Although the ostensible reason for the Odd-lot Tender Offer was to save on the administrative costs of servicing odd-lot holders, the real purpose and result of the Odd-lot Tender Offer, upon information and belief, was to enable the General Partner and/or HGI to effectuate a tender offer and to acquire a significant block of Units at an unfairly low price and without complying with the securities laws.  In fact, many of the odd-lot holdings had been created by the Reverse Split.

		54.	Upon information and belief, the Odd-lot Tender Offer was
viewed by the General Partner and its affiliates as what they called a pass-through transaction.

		55.	Upon information and belief, the Odd-lot Tender Offer was an undeclared tender offer conducted by the Partnership on behalf of the General
Partner and/or HGI.  [cite relevant statutes and rules]

		56.	Upon information and belief, because it was structured as a
self-tender by an issuer of securities for odd lots, the Partnership did not have to comply with the tender offer rules of the Securities and Exchange
Commission ("SEC").  [describe other requirements]

		57.	Upon information and belief, had the General Partner and/or
HGI conducted a tender offer in their own names, they would have had to comply with the securities laws and regulations concerning tender offers, including full disclosure of the value of the Partnerships assets, the Net Asset Value per Unit and third-party appraisals of those values.

		58.	The alleged reason for the Odd-lot Tender Offer - to reduce
administrative expenses by eliminating small holders - would have been satisfied by having the Partnership acquire and retain the odd-lots.

		59.	The General Partner and HGI have asserted that it was
necessary for the Partnership to sell Units acquired in the Odd-lot Tender Offer to the General Partner and/or HGI because the Partnership allegedly did not otherwise have the funding to purchase the Units.

		60.	Upon information and belief, the Partnership had the $4.1
million needed to purchase the 293,539 Units tendered by Unitholders in response to the Odd-lot Tender Offer, or the Partnership could have easily obtained the funds.

		61.	Upon information and belief, in September 1995, shortly after the Odd-lot Tender Offer, a newly created subsidiary of the Partnership entered into a $88.4 million credit agreement with Nomura Asset Capital Corporation, which resulted in a $7.6 million increase in the Partnerships working capital.

		62.	Upon information and belief, the Partnership acquired 293,539
Units (representing nearly 18% of outstanding Units) through the Odd-lot Tender
Offer, and all such Units acquired by the Partnership were resold to the
General Partner and/or HGI (the "Odd-lot Tender Offer Resale") at the same prices (ranging from $11.85 to $14.93 and averaging about $14 per Unit) that the Partnership paid for the Units.  Upon information and belief, as the
General Partner was well aware, the price paid for such Units was substantially less than the Net Asset Value per Unit.

		63.	The number of Units sold by the Partnership to the General
Partner acquired through the Odd-lot Tender Offer constituted a control block of Units and should therefore have commanded a significant premium over individual Unit value.

		64.	Upon information and belief, following the General Partners
purchase of the Units acquired through the Odd-lot Tender Offer, the General
Partner held approximately 23.8% of the outstanding Units (412,808 of 1,732,459 outstanding).

		65.	Upon information and belief, in violation of section 7.05 of the Partnership Agreement and other applicable laws and duties, the General
Partner did not make any effort to ascertain what price an unaffiliated third party would have been willing to pay for the Units sold to the General Partner and/or HGI in the Odd-lot Tender Offer Resale.

		66.	Upon information and belief, in violation of section 7.10 of the Partnership Agreement and other applicable laws and duties, neither the
Audit Committee nor any other person on behalf of the General Partner obtained the advice of an independent financial or other advisor concerning the terms of the Odd-lot Tender Offer Resale, or otherwise independently reviewed this substantial transaction between the Partnership and the General Partner.

		67.	By causing the Partnership to sell Units it acquired in the
Odd-lot Tender Offer to the General Partner and/or HGI at an average of about
$14 per Unit (the same prices at which the Partnership had acquired the Units), the General Partner deprived the Partnership of the opportunity to resell its
Units to a third party at a higher price or to retire the Units, either of which would have substantially benefitted all of the Limited Partners.
Instead, the General Partner and its affiliates took for themselves an unfair benefit at the expense of all other Limited Partners.

		68.	In connection with the purchase of the Fractional Units and
the Units obtained under the Odd-lot Tender Offer, the General Partner caused the Partnership to withhold material information from the Limited Partners about the real purpose of its purchases and the true value of the Units.  The
General Partner thereby breached its duty of full disclosure owed to the
Limited Partners.

Further Consolidation of the
General Partners Control Through
the Partnerships Purchases of Units in the Open Market

		69.	Upon information and belief, in or about December 1995, the
General Partner announced a program for the Partnership to repurchase up to
175,000 Units on the open market or in private transactions.  This program was announced fewer than five months after completion of the General Partner's purchase from the Partnership of 293,539 Units at about $14 per Unit.  A press release by the General Partner, dated December 18, 1995, stated:  The
Partnership indicated that it will repurchase the units from time to time because it believes that, at current market prices, the repurchase represents a prudent investment of the Partnerships funds.  Upon information and belief, at or about that time, Unit prices in the public market were in the range of
$14.375 to $16.75.

		70.	Upon information and belief, between December 1995 and May
1996, the Partnership purchased approximately 74,760 Units in a private transaction at a price of $23.75 per Unit, which the General Partner, in a press release, deemed to be a prudent investment of the partnerships funds.

		71.	Upon information and belief, the Partnership has made other
purchases of Units at prices as high as $26.73 per Unit.

		72.	Upon information and belief, if purchasing Units at $23.75-
26.73 per Unit were prudent investments of the Partnerships funds in the first half of 1996, it would have been an even more prudent investment of the partnerships funds to purchase 30,000 Units at $11.88 per Unit in March 1995 and to purchase 293,539 Units at $14 per Unit in June-July 1995.

		73.	To acquire the block of 74,760 Units in the Spring of 1996,
the Partnership paid $23.75 per Unit which represented approximately a 19%
premium over the then-prevailing price of about $20 per Unit, further demonstrating, among other things, the illiquidity of the market for the
Partnerships Units, the premium commanded by large blocks of Units, and the fact that Net Asset Value per Unit is far higher than the $11.88 and $14 at which the General Partner caused the Partnership to sell it the blocks of
30,000 and 293,539 Units.

		74.	By purchasing 74,760 Units on the open market, the General
Partner caused the number of outstanding Units to be reduced to 1,673,005, which in turn caused the holdings of the General Partner as a percentage of outstanding Units to rise from about 23.8% to about 24.6%. Together with options, the General Partners control rose from about 28% to about 29.3%.

		75.	Upon information and belief, the Partnership bought an
additional 449 Units in the public markets in July, 1996, reducing the number of outstanding Units to 1,672,556. Of that number, the General Partner's direct holdings equal 24.7% and, with options, it controls 29.4% of the Partnership.

	The Effect Of These Transactions

		76.	The effect of the transactions described above has been to
accomplish the goal of the General Partners illicit scheme: to purchase a controlling interest in the Partnership at unfair prices and at the expense of the Limited Partners.

		77.	Pursuant to Paragraph 14.02 of the Partnership Agreement, the
General Partner may be removed only by written consent or vote of 66 2/3% of outstanding Partnership Units.

		78.	Prior to the transactions alleged, the General Partner and/or
HGI held approximately 5% of outstanding Units and were not in a position to prevent removal of the General Partner by vote of public Unitholders.

		79.	Following completion of the transactions alleged above and
certain additional purchase of Units by the Partnership, the General Partners and/or HGI control about 29.4% of the Partnerships Units (about 24.7% through direct ownership and another 4.7% through beneficial ownership as a result of the grant of options, directors and executive officers of the General Partner).

		80.	By reason of such holdings, the General Partner and/or HGI
were, as a practical matter, in a position to prevent removal of the General Partner by the vote of public Unitholders. With nearly 30% of the Units controlled by the General Partner or its affiliates, public Unitholders seeking to remove the General Partner face the virtually impossible task of obtaining the votes of about 90% of outstanding publicly held Units.

		81.	As a result of the transactions alleged, control of the
Partnership was transferred from public Unitholders to the General Partner and/or HGI.

Demand Upon The General Partner Is Excused

		82.	Plaintiff seeks to investigate and remedy the injuries caused by the conduct of the General Partner and the directors.  Although some or all of Plaintiff's claims are derivative in nature, Plaintiff has made no demand upon the General Partner because, as alleged herein, the General Partner and/or
HGI are interested parties to the self-dealing transactions upon which
Plaintiff's claims are based and appeared on both sides of the transactions at issue herein.  Such conduct excuses demand.

		83.	Also, as alleged above, Plaintiff's claims are based, in
part, upon conduct by the General Partner designed to result in the General Partner entrenching itself in power. Such an entrenchment motive on the part of the General Partner excuses demand.

		84.	Accordingly, in accordance with 6 Del. C. 17-1003, demand
upon the General Partner would be futile.

	The Demand For Access To Books And Records

		85.	On or about January 24, 1997, by a letter sent by certified
mail, return receipt requested, Gotham made a demand for access to inspect books and records of the Partnership and for a list of Limited Partners and
Unitholders pursuant to 6 Del. C. 17-305 and 11.01(b) of the Partnership
Agreement (the "Demand").  A copy of the Demand is appended hereto as Exhibit
B.

		86.	In its Demand, Gotham states that it believes the General
Partner has engaged in a pattern of waste and self-dealing in violation of its fiduciary and contractual duties, which included the transactions alleged above. Ex. B, pp.1-2. In addition to these transactions, the Demand further states that the General Partner has caused the Partnership to spend excessively on management and other fees and expenses and has failed to reduce costs in ways that could and should have occurred if the General Partner were dealing with the Partnership at arm's length. Id., p.2.

		87.	The purpose of seeking access to the Partnership's books and records is:
	(1)	to evaluate the financial circumstances and values of the
properties of [the Partnership] and interests therein in order to ascertain the net asset value of Units in [the Partnership]
to determine whether the price paid by the General Partner for
Units purchased from [the Partnership] was fair to [the
Partnership]; and

	(2)	to investigate (a) whether the compensation, fees and expenses paid to the General Partner and the manager of [the
Partnership's] properties are excessive or improper; (b) whether a reverse split of Units, the issuance, repurchase and resale of fractional units, a program to repurchase Units and the sale to the General Partner of Units acquired in such program by HRP, singly or collectively, were undertaken with the undisclosed intent of consolidating control of [the
Partnership] in the General Partner; (c) whether the prices received by [the Partnership] for Units sold to the General
Partner were inadequate or unfair to HRP and the limited partners of and Unit holders in [the Partnership]; (d) whether the General Partner or its principals breached their contractual or fiduciary duties to [the Partnership] with respect to such transactions or otherwise; and (e) whether the Audit Committee of the partnership or a similar, independent body took appropriate steps to review adequately the transactions described herein and otherwise to review the conduct and qualifications of the General Partner.
Id., p. 2.

		88.	The books and records sought in the Demand are keyed directly to the purposes of the  Demand.  Thus, the Demand requests
   records that relate to each of the questionable transactions identified in the Demand (Request Nos. 1(a)-1(j));
   records that relate to the compensation, fees and expenses payable by the Partnership to the General Partner or its affiliates
(Request No. 1(k));
	 	records that relate to reviews, recommendations and deliberations concerning transactions between the Partnership and the General
Partner, including the transactions identified in the demand, or the level of fees and expenses payable by the Partnership to the
General Partner (Request Nos. 2(a)-(c));	financial information about the
Partnership necessary to ascertain the Net Asset Value of the Partnership
Units in order to determine whether the price paid for Units purchased by the General Partner from the Partnership was fair to the Partnership
(Request Nos. 3(a)-(b), 4(a), (e), (f));records relating to the extent, nature and justification for the costs, fees and expenses paid by the
Partnership to the General Partner (Requests Nos. 5(a)-(b)); records relating to the necessity and appropriateness of expenses incurred by the
Partnership at the General Partner's direction (Request Nos. 5(c)-(d));
records necessary to evaluate the legitimacy of the articulated reasons for the entry into the transactions under investigation (Request Nos. 4(b)-(d));
books and records relating to the qualifications and suitability of the
General Partner and its affiliates to serve as the General Partner of the
Partnership (Request Nos. 6(a)-(d)).

		89.	In addition to its request for access to books and records,
the Demand also requests a list of Limited Partners, pursuant to 6 Del. C.
17-305(a)(3) and Section 11.01(b)(ii) of the Partnership Agreement.
Ex. B, p. 6.

		90.	As set forth in the Demand, the purpose for the request for
such list is to allow Gotham "to communicate with the other holders of Units of
[the Partnership] about the conduct of the General Partner and to ascertain if such other Unit holders [i.e., Limited Partners] desire to become associated with Gotham in order to remedy misconduct by the General Partner."
Ex. B, p. 2.

		91.	Gotham stated in its Demand that "it is prepared to pay the
reasonable costs for photocopying of such books and records, and that it is prepared to keep all information produced by the Partnership confidential in accordance with the Partnership Agreement."  Ex. B, p. 6.

	The Response To Plaintiff's Demand

		92.	The Partnership responded to the Demand by means of a letter
(the "Response").  (A copy of the Response is appended hereto as Exhibit C.)
The two-paragraph, 10-line Response contains a perfunctory refusal to "permit the inspection requested" combined with a sprinkling of unelaborated, pro forma objections that bear no relationship to the Demand.  Despite the detailed and specific articulation of Gotham's purpose for the Demand (to investigate questionable and identified conduct of the General Partner), the Partnership's response states that "the stated purpose appears to be vague and improper."
The Response also states that "the purpose appears to be personal to seek preferential treatment for yourselves to the detriment of the other partners."
Gotham's Demand seeks no "treatment" for Gotham other than recognition of its statutory and contractual right to inspect books and records and to receive a list of the Limited Partners in order for Gotham to investigate transactions which appear to have injured the Partnership and all Limited Partners including
Gotham, other than the General Partner).
	Events Since The Response

		93.	Following delivery of the Response, the Partnership and the
General Partner have engaged in a series of actions designed to frustrate and delay Gotham's access to the Partnership's books and records and to thereby conceal evidence of Defendants' wrongdoing.

		94.	Shortly after the Response, Gotham had unsuccessful
discussions with representatives of the Partnership and the General Partner concerning production of documents in response to the Demand. Although the Partnership and the General Partner purported to be willing to deliver documents to Gotham in response to the Demand, as a condition to producing any documents, they demanded that Gotham enter into a confidentiality agreement that is unreasonable on its face and beyond the scope of the Partnership Law and the Partnership Agreement. As but one example, the confidentiality agreement proposed by the Partnership and the General Partner contains a provision that for a period of two years Gotham would not "act, alone or in concert with others, to seek to control or influence the management or policies of the Partnership or take any action to prevent or challenge any transaction to which the Partnership is a party (including, without limitation, proposing to alter in any way the provisions of the limited partnership agreement or other similar documents relating to the management of the Partnership or asserting a claim that any transaction to which the Partnership is a party represents the violation of a duty or is unauthorized)." [Emphasis added]

		95.	In other words, as a condition to honoring Gotham's right to review Partnership records, the General Partner demanded that Gotham exonerate the General Partner of any wrongdoing which those records might substantiate.
Gotham was left with no choice but to seek judicial relief.

		96.	Throughout this action, the Partnership and the General Partner have made every effort to drag out the resolution of this proceeding.
This has included seeking extensions of time to respond to the Complaint and to discovery requests, while the Plaintiff has moved expeditiously to respond to
Defendants' discovery demands.  More fundamentally, although Defendants clearly recognize their obligation to produce books and records concerning the transactions at issue, they have artfully delayed voluntary production by engaging in extended settlement discussions in which they have raised frivolous or irrelevant issues that have significantly delayed the process.  Most recently, despite agreement on major issues, Defendants failed to move forward to finalize an arrangement for voluntary production.

		97.	As a result of Defendants' repeated delay, it appears that
Defendants are attempting to create a basis for alleging that any claims that Plaintiff may assert based upon Defendants' wrongdoing are time-barred. In order to avoid any such argument, which in any case would be baseless, Plaintiff is moving for leave to amend its complaint in this action to add additional claims arising from the same transactions and occurrences alleged in the original complaint.

		98.	Defendants have repeatedly assured Plaintiff that Defendants'
conduct has been blameless and they have acted properly at all relevant times.

		99.	Defendants have concealed facts concerning their wrongdoing
from Plaintiff and have caused Plaintiff delay in the prosecution of its claim.

	COUNT I -- BREACH OF CONTRACT RE: ACCESS TO DOCUMENTS

		100.	Plaintiff repeats the allegations in paragraphs 1-99.

		101.	Gotham is entitled to the rights set forth in the Partnership
Agreement.

		102.	Section 11.01(b) of the Partnership Agreement provides, in
relevant part, as follows:
	Each Limited Partner, and each Limited Partner's duly authorized representatives, shall have the right, at reasonable times and at such Limited Partner's own expense, but only for a purpose reasonably related to the Limited Partner's interest in the Partnership as a limited partner and subject to any confidentiality limitations reasonably imposed by the General Partner in order to protect trade secrets and similar proprietary information and to comply with applicable securities laws regarding "inside information"; (i) to inspect and copy the books of the Partnership and other reasonably available records and information concerning the operations of the Partnership, including copies of any appraisal reports and copies of the federal, state and local income taxes returns of the Partnership; (ii) to receive a current list of the name and last known business, residence or mailing address of each Partner; and (iii) to receive copies of this Agreement and the Certificate of Limited Partnership and all amendments or certificates of amendments thereto, as the case may be.

See Ex. A, p. G-20.

		103.	Gotham's Demand states purposes reasonably related to its
interests as a Limited Partner.

		104.	Although the Partnership Agreement gives Gotham the right to inspect and copy the books and records sought in the Demand and to obtain a current list of limited partners, the Defendants have wrongfully failed and refused to grant Gotham access to inspect such books and records or to provide a list of Limited Partners.

		105.	Defendants' actions have caused, and continue to cause,
injury to Gotham. Such injury includes, but is not limited to, the costs and expenses, including attorneys' fees, incurred in enforcing Gotham's right to obtain access to inspect the requested books and records and a copy of a list of limited partners.

	COUNT II -- BREACH OF THE DELAWARE REVISED
	UNIFORM LIMITED PARTNERSHIP ACT RE ACCESS TO DOCUMENTS

		106.	Plaintiff repeats the allegations in paragraphs 1-99 and 101-105.

		107.	Pursuant to 17-305 of the Delaware Revised Uniform Limited
Partnership Act,

Each limited partner has the right, subject to such reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) as may be set forth in the partnership agreement or otherwise established by the general partners, to obtain from the general partners from time to time upon reasonable demand for any purpose reasonably related to the limited partner's interest as a limited partner:

		(1)	True and full information regarding the status of the
business and financial condition of the limited partnership;

		(2)	Promptly after becoming available, a copy of the limited
partnership's federal, state and local income tax returns for each year;

		(3)	A current list of the name and last known business, residence or mailing address of each partner;

		(4)	A copy of any written partnership agreement and certificate
of limited partnership and all amendments thereto, together with executed copies of any written powers of attorney pursuant to which the partnership agreement and any certificate and all amendments thereto have been executed;

		(5)	True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each partner and which each partner has agreed to contribute in the future, and the date on which each became a partner;
and

		(6)	Other information regarding the affairs of the limited
partnership as is just and reasonable.

		108.	Despite the obligation of the Defendants to provide access to the books and records described in Gotham's Demand and a current list of
Limited Partners as requested in the Demand, the Defendants have wrongfully failed and refused to grant Gotham access to such books and records or to provide Gotham with a current list of Limited Partners.

		109.	Defendants' actions have caused, and continue to cause,
injury to Gotham. Such injury includes the costs and expenses, including attorneys' fees, incurred in enforcing Gotham's right to obtain access to inspect and copy the requested books and records and obtain a copy of the list of Limited Partners.

	COUNT III -- BREACH OF FIDUCIARY DUTY RE ACCESS TO DOCUMENTS

		110.	Plaintiff repeats paragraphs 1-99, 101-105 and 107-109.

		111.	The General Partner owes fiduciary duties to Gotham as a Limited
Partner in the Partnership.  Those fiduciary duties include the duty to maintain proper books and records of the Partnership and a list of limited partners and to make such books and records of the Partnership available to
Gotham for inspection and copying and to provide a copy of a list of current
Limited Partners to Gotham.  The General Partner is obligated to do so (i)
under the Partnership Agreement upon request and payment of costs and subject to confidentiality limitations, and (ii) under 6 Del. C. 17-305 upon written request stating any purpose reasonably related to the demanding party's interest as a Limited Partner.

		112.	Despite the fact that the General Partner has a fiduciary duty to make books and records available and to provide the list to Gotham, the General
Partner has breached its fiduciary duty to Gotham by wrongfully failing to do so in violation of Section 11.01(b) of the Partnership Agreement and 6
Del. C. 17-305.

		113.	The General Partner's actions have caused and continue to cause Gotham injury.  Such injury includes, but is not limited to, the costs and expenses, including attorneys' fees, incurred in enforcing Gotham's right to obtain access to inspect and copy the requested books and records and obtain a copy of the requested list from the Partnership.

	COUNT IV - BREACH OF CONTRACT -- PARTNERSHIP AGREEMENT

		114.	Plaintiff repeats the allegations in paragraphs 1-99, 101-
105, 107-109 and 110-113.

		115.	The Partnership Agreement specifically limits the circumstances in which the General Partner and its affiliates may purchase or sell Units.
Pursuant to Section 7.09 of the Partnership Agreement, the General Partner
may purchase Units on behalf of and/or for the account of the Partnership, and the General Partners and its affiliates may purchase Units "other than from the Partnership".  By necessary implication, the General Partner and its affiliates are precluded from purchasing Units from the Partnership, and the transactions alleged above violate the Partnership
Agreement.

		116.	Even if the Partnership Agreement permitted purchases from the
Partnership, by causing the sale of Units by the Partnership to the General
Partner and/or HGI on terms that were not substantially equivalent to terms obtainable from a comparable unaffiliated third party, the General Partner breached Section 7.05 of the Partnership Agreement.

		117.	The failure of the Audit Committee to obtain independent advice and evaluate the transactions alleged in an informed and reasoned manner is a breach of Section 7.10(a) of the Partnership Agreement.

		118.	The transactions alleged constitute self-dealing by General Partner.

		119.	The transactions were not fair to the Partnership or Plaintiff.

		120.	By causing the Partnership to sell to the General Partner and/or HGI, directly or indirectly, the Units acquired by the Partnership in the transactions alleged above at the same price the Partnership had paid for the Units, the General Partner deprived the Partnership of the opportunity to resell such Units at a higher price or to retire the Units for the benefit of all Limited Partners.

		121.	In light of the fact that the sale of Units by the Partnership to the
General Partner and/or HGI in the period March through July 1995 transferred effective control over the Partnership from public Unitholders to the General
Partner and/or HGI, the General Partner had the obligation to explore alternative transactions before approving such sales.

		122.	Upon information and belief, the General Partner made no effort to identify other purchasers for the Units or to obtain independent advice as to the price which a third party would have been willing to pay for the Units.

		123.	The General Partner was under an obligation to make informed and reasoned decisions concerning Partnership transactions.

		124.	Upon information and belief, the Audit Committee and other bodies and representatives of the General Partner failed to reasonably inform themselves before causing the Partnership to enter into the transactions alleged above.  Among other things, upon information and belief, the General
Partner did not conduct a reasonable investigation of third parties who would be willing to pay for the block of Units sold to the General Partner and/or HGI in the Fractional Unit Resale or in the Odd-lot Tender Offer Resale.

		125.	By the conduct alleged, the General Partner knowingly and in bad faith breached the Partnership Agreement.

		126.	The General Partner's actions have caused and continue to cause irreparable injury to Plaintiff and the Partnership.

	COUNT V - BREACH OF FIDUCIARY DUTY

		127.	Plaintiff repeats the allegations in paragraphs 1-99, 101-
105, 107-109, 111-113, 115-126.

		128.	By the conduct alleged, the General Partner violated its fiduciary duty to the Partnership and the Plaintiff.

		129.	The General Partner's actions have caused and continue to cause irreparable harm to Plaintiff and the Partnership.

	COUNT VI -- BREACH OF
	FIDUCIARY DUTY -- DIRECTORS


		130.	Plaintiff repeats the allegations in paragraphs 1-99, 101-
105, 107-109, 111-113, 115-126 and 128-129.

		131.	Gumbiner, Troup, Guzzetti, Crisp, Forsyth, Story and Walther
(the "Directors") were directors of the General Partner at the time of the transactions alleged above.

		132.	As directors of the General Partner, the Directors owe fiduciary duties to the Partnership and the Limited Partners.

		133.	The Directors caused the General Partner to engage in the breaches of fiduciary duty and the Partnership Agreement alleged above and thereby breached their fiduciary duties.

		134.	The Directors' actions have caused and continue to cause irreparable injury to Plaintiff and the Partnership.

	COUNT VII - FRAUD

		135.	Plaintiff repeats the allegations in paragraphs 1-99, 101-105,
107-109, 111-113, 115-126, 128-129 and 131-134.

		136.	Defendants owe the Partnership and the Limited Partners a fiduciary duty of full and fair disclosure.

		137.	The General Partner misrepresented and/or concealed from the
Partnership and the Limited Partners the true value of the Partnership's assets and the real reason for the transactions alleged above.

		138.	The General Partner acted with intent to deceive or with reckless disregard for the truth.

		139.	The Partnership relied to its detriment on such misrepresentations and facts which the General Partner knew to be false.

		140.	The General Partner's actions have caused and continue to cause irreparable harm to Plaintiff and the Partnership.

	COUNT VIII -- HGI

		141.	Plaintiff repeats the allegations in paragraphs 1-99, 101-105,
107-109, 111-113, 115-126, 128-129 and 136-140.

		142.	HGI has knowingly and intentionally induced the General Partner to breach its fiduciary duties and the Partnership Agreement as alleged above, has aided and abetted those breaches, and/or has conspired with the General
Partner to commit those breaches.

		143.	The actions complained of have caused and continue to cause
irreparable injury to Plaintiff and the Partnership.

		WHEREFORE, Plaintiff respectfully requests this Court to enter an order:

		(1)	Directing the Defendants to immediately permit Plaintiff to
inspect the books and records identified in its Demand Letter;

		(2)	Directing the Defendants to immediately provide Plaintiff
with a current list of Limited Partners;

		(3)	Rescinding all sales of Units by the Partnership to the General Partner or HGI effected in the period March through July 1995 or which were accomplished in violation of the Partnership Agreement or other applicable laws and duties;

		(4)	Removing the General Partner and its affiliates from its position as
General Partner and barring their resumption of that or any similar position, due to their pattern of wrongdoing in violation of the Partnership Agreement and other applicable laws and duties;

		(5)	Awarding damages in an amount to be determined at trial;

		(6)	Directing the General Partner to reimburse the Partnership for all fees and expenses, including attorney's fees, incurred in connection with the
Reverse Split, the Commission Free Offer, or the sale of Units by the
Partnership to the General Partner or its affiliates in the period March through July 1995;

		(7)	Awarding Plaintiff its costs and expenses, including attorneys' fees, incurred in connection with this action;

		(8)	Directing the General Partner to reimburse the Partnership for all fees and expenses, including attorneys' fees, incurred in connection with this action; and

		(9)	Granting such further relief as this Court deems just and proper.

					MORRIS, JAMES, HITCHENS & WILLIAMS



					By:
  					   Lewis H. Lazarus
					   Michael A. Weidinger
					   222 Delaware Avenue
					   P.O. Box 2306
					   Wilmington, DE  19899
					   (302) 888-6800


OF COUNSEL:

WHITE & CASE

Philip H. Schaeffer
Dwight A. Healy
1155 Avenue of the Americas
New York, New York  10024
(212) 819-8200

Dated:	June 26, 1997